Gate To Wire Solutions, Inc.
3565 King Road, Suite 102
King City, Ontario L7B 1M3

VIA EDGAR CORRESPONDANCE FILING

January 21, 2009

U.S. Securities and Exchange Commission
Division of Corporation Finance
450 Fifth. Street, N.W.
Washington, DC 20549-0308

RE:	Form 10-KSB for the Fiscal year ended February 29, 2008
File No. 0-28506

Ladies and Gentleman:

We have reviewed your comment letter dated January 13, 2009 in reference to the Gate To Wire Solutions, Inc. (the “Company”) annual filing of Form 10-KSB for the fiscal year ended February 29, 2008. We are currently in the process of amending the filing and preparing responses to your comments. We expect to have prepared and filed this information by January 30, 2009.

The Company hereby acknowledges that:

(a)	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

(b)	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with the respect to the filings; and

(c)	The company may not assert staff comments as a defense in any proceedings initiated by the commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact the undersigned if you have any questions or comments in regard to this letter or the responses contained herein.  Thank you very much.

Sincerely yours,

/s/ Gary Hokkanen
Gary Hokkanen
Chief Financial Officer